SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: The GEO Group, Inc.

NAME OF PERSON RELYING ON EXEMPTION: SEIU Pension Plans Master Trust

ADDRESS OF PERSON RELYING ON EXEMPTION: 1800 Massachusetts Avenue, NW, Washington, DC 20036

Written materials submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

____________________________________________________________________________________________________________________________________________________________________

April 22, 2020

Arun Ivatury

Trustee, SEIU Benefit Plans Master Trust

SEIU Master Trust

1800 Massachusetts Avenue, NW

Washington, DC 20036

Dear Fellow GEO Group Shareholder,

At The GEO Group Inc.’s (“GEO’s”) annual shareholder meeting on May 19, 2020, we urge you to support comprehensive disclosure of GEO’s lobbying by voting FOR  Item  #4, “ Shareholder  Proposal  Regarding  an Annual  Lobbying  Report” (the “Proposal”). The Proposal asks GEO to disclose policies and procedures governing lobbying, payments by GEO used for direct or indirect lobbying as well as grassroots lobbying communications, membership in and payments to tax-exempt organizations that write and endorse model legislation, and the board and management’s decision making process for making those payments. In our view, full disclosure would:

     •  Help to safeguard GEO’s reputation, which has been damaged by controversies over the condition in immigrant detention facilities;

     •  Promote greater alignment of lobbying activities with GEO’s values and long-term value creation; and

     •  Not impose an undue administrative burden on GEO

The private prison industry is closely scrutinized due to its performance of a critically important public safety function and because a tension exists between societal objectives that may result in smaller inmate or detainee populations and private prison firms’ financial objectives. Controversy has dogged the industry, and GEO specifically, as a result of alleged poor conditions, forced labor, substandard medical care, inhumane treatment and deaths in prisons and detention facilities.1 The industry’s efforts to influence public policy have also attracted media attention.2

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  1 https://www.sun-sentinel.com/business/fl-bz-geo-ice-detention-lawsuit-20190819-c55ygh36pjepjjoby5knifwexm-story.html; https://www.denverpost.com/2019/09/18/aclu-report-medical-maltreatment-aurora-immigration-geo-group-ice/; https://www.thedailybeast.com/detainees-sue-private-prison-for-forced-labor; https://www.theguardian.com/us-news/2019/sep/06/i-refuse-to-die-in-here-the-marine-who-survived-two-tours-and-is-now-fighting-deportation

  2 See https://www.cnbc.com/2019/10/04/private-prison-firm-ramps-up-lobbying-amid-trump-immigration-crackdown.html; https://www.thedailybeast.com/private-prison-executive-at-geo-group-pursues-federal-funds-spends-at-trump-hotel; https://www.politico.com/newsletters/politico-influence/2019/06/21/who-lobbies-for-private-prisons-449574

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in GEO’s proxy statement

GEO asserts in its Statement in Opposition to the Proposal that it does “not lobby for or against immigration enforcement policies or legislation that would determine the basis for an individual’s incarceration or detention, the length of sentences or the criminalization of behavior.” That careful wording omits other kinds of matters on which GEO reportedly lobbies that are likely to have the effect, if indirect, of increasing populations of detained and incarcerated persons.

News reports indicate that GEO has lobbied to increase funding for Immigration and Customs Enforcement (ICE);3 reater funding for ICE would likely translate into detention of more immigrants, which in turn would increase occupancy in GEO’s immigration detention facilities. (GEO is paid more by ICE for immigration detention services than any other federal contractor.4)

The Proposal cites a Texas legislator’s account of how GEO officials drafted legislation he introduced to lower state childcare standards for family detention centers, which would enable families to be detained for longer periods.5 GEO rails in the Statement in Opposition to the Proposal against “false or inaccurate information” regarding the subjects on which GEO will lobby, but the legislator’s account appeared in several different sources and we have been unable to locate any public refutation by GEO.6

The majority of the material in GEO’s Political Activity and Lobbying Report (the “Report”) addresses political contributions to candidates, parties and committees, which is not responsive to the Proposal. The Report falls far short of providing the disclosure regarding lobbying requested by the Proposal. The Report points readers to state agency websites for disclosures regarding state lobbying, but state requirements are inconsistent,7 and regularly searching the websites of all fifty states is a poor substitute for comprehensive reporting by GEO.

As well, GEO is silent regarding its relationship with the American Legislative Exchange Council (“ALEC”), of which GEO has been a member.8  ALEC drafts and promotes model bills, which have been characterized as “wish lists for special

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  3 https://prisondivestment.files.wordpress.com/2011/05/report_private_prisons_final.pdf, at 7

  4 https://www.cnbc.com/2019/10/04/private-prison-firm-ramps-up-lobbying-amid-trump-immigration-crackdown.htm

  5 https://theintercept.com/2017/05/02/private-prison-corporation-wrote-texas-bill-extending-how-long-immigrant-children-can-be-detained/

  6 https://www.theeagle.com/news/local/state-rep-john-raney-s-family-detention-center-bill-dies/article_fc674e84-b8e2-54b2-8b10-97b5a6b5699c.html; https://apnews.com/adbd71efcfaf4b9a96c379face79fbe9/private-prison-company-struggles-get-license-family

  7 See https://www.ncsl.org/research/ethics/50-state-chart-lobbyist-report-requirements.aspx

    8 http://inthesetimes.com/article/6084/corporate_con_game/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in GEO’s proxy statement.

interests.”9 ALEC produced model legislation “virtually identical” to a draft brought to it by an Arizona legislator that later became Arizona’s S.B. 1070, which allowed police to arrest anyone who could not produce documentation entitling them to be in the country for “willful failure to complete or carry an alien registration document.”10  ALEC has been instrumental in drafting and promoting legislation that increased prison populations, such as the Truth in Sentencing Act requiring inmates to serve at least 85% of their sentences and three-strikes laws.11

Nor does GEO disclose whether it has made any payments to any politically active non-profit organizations (501(c)(3)s and 501(c)(4)s) used for lobbying. Such groups have been active in opposing ballot initiatives to legalize marijuana in several states.12

In our view, comprehensive disclosure would enhance oversight of direct and indirect lobbying activities and promote alignment with long-term value creation For the reasons discussed above, we urge you to vote FOR Item 4 on GEO’s proxy card. If you have any questions, please contact Renaye Manley at SEIU via email at renaye.manley@seiu.org.

Sincerely,

Arun Ivatury

Trustee, SEIU Pension Plans Master Trust

Cc: Renaye Manley

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  9 www.usatoday.com/story/news/investigations/2019/04/03/alec-american-legislative-exchange-council-model-bills-republican-conservative-devos-gingrich/3162357002/

  10  http://inthesetimes.com/article/6084/corporate_con_game

  11 https://www.thenation.com/article/archive/hidden-history-alec-and-prison-labor/

  12  E.g., https://ballotpedia.org/Smart_Approaches_to_Marijuana

https://ballotpedia.org/Massachusetts_Marijuana_Legalization,_Question_4_(2016) (Campaign for a Safe and Healthy Massachusetts;

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in GEO’s proxy statement.